Exhibit 99.3

KOBEX MINERALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2010

Introduction

The following management’s discussion and analysis and financial review, prepared as of March 9, 2011, should be read in conjunction with the Company’s audited annual consolidated financial statements and related notes for the years ended December 31, 2010, 2009 and 2008.  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Except as otherwise disclosed all dollar figures in this report are stated in Canadian dollars.  Additional information relevant to the Company can be found on the SEDAR website at www.sedar.com.

Forward Looking Statements

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States.  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour; the inherent uncertainty of future production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis.  Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, that the Company can access financing, appropriate equipment and sufficient labour.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Overview

Kobex Minerals Inc. (the “Company” and formerly IMA Exploration Inc. (“IMA”)) is a Canadian company listed on the TSX Venture Exchange (KXM.V) and the NYSE Amex Exchange (KXM).  The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties.  At present, the Company has no producing properties and consequently has no current operating income or cash flows.  The Company is entirely dependent on the equity market for its source of funds.  There is no assurance that a commercially viable mineral deposit exists on any of the properties.  Further evaluation and exploration will be required before the economic viability of any of the properties is determined.

As at December 31, 2010, the Company had $40,865,088 in working capital with no long-term debt.  The Company believes that it has sufficient funds to finance its operations for the next 12 months.

Strategy and Outlook

The Company seeks to identify, acquire, and develop deposits which have the potential to be world class, in the lower cost quartile and in an acceptable risk environment.

As at March 9, 2011, the Company has cash of approximately $39 million and is well funded to take advantage of mineral opportunities which are being brought to its attention.  The Company continues to carefully review a number of advanced projects that meet its criteria of established resources, competitive costs, and significant exploration potential.   As part of its review, the Company is also re-evaluating the strategy on its two existing properties, the Mel property and the Barb property, both situated near Watson Lake in southeast Yukon, an area that has recently been the focus of considerable exploration interest. These properties were owned, and previously disclosed, by International Barytex Resources Ltd. (“IBX”), one of the predecessor companies to Kobex Minerals Inc. that was formed by the business combination in 2009.

Kobex Minerals Inc. - Management Discussions and Analysis	Year Ended December 31, 2010

Corporate

On September 30, 2009, the Company acquired all issued and outstanding securities of IBX and Kobex Resources Ltd (“KBX”) by issuing 58,185,516 common shares, 3,135,019 options and 1,548,934 warrants.  The securities were exchanged for IMA securities on the following basis: (i) 0.221 IMA common shares for each IBX common share; (ii) 1.311 IMA common shares for each KBX common share; and (iii) stock options and warrants exercisable to acquire IMA common shares were issued on an adjusted basis to reflect the respective share exchange ratios, for each of the IBX and KBX stock options and warrants.  The transactions were effected by way of court approved statutory plans of arrangements (the "Arrangements") under the Business Corporations Act (British Columbia).

As virtually all of the assets and liabilities acquired were either cash and cash equivalents or monetary in nature, the non-monetary exchange of securities was recorded at the more reliably measurable fair value of the net assets received.  The fair values allocated to these options and warrants using the Black-Scholes Valuation Model were $215,928 and $Nil respectively.  The total consideration of the acquisition was $22,788,078.

The transaction brought together a highly experienced board and management consisting of capable professionals with significant development and mine management experience.

On September 30, 2009, subsequent to the completion of the Arrangements, the Company consolidated its shares on a 2.4 to 1 basis.  As a result, the number of shares consolidated was 64,350,503 to 45,967,077. The number of options was consolidated by 2,685,094 to 1,917,925 and the number of warrants were consolidated by 1,739,170 to 1,242,264. The weighted average number of shares and loss per share for the comparative periods have been restated to reflect this consolidation.

The Company also changed its name on September 30, 2009 from IMA Exploration Inc. to Kobex Minerals Inc.

As a result of the Company’s change in management, dilution in share interest and its agreement to sell the Blue Sky Uranium Corporation (“Blue Sky”) warrants on September 30, 2009, the Company no longer had significant influence and changed its method for accounting for its investment in Blue Sky common shares from the equity basis.  The Company now classifies the investment as available-for-sale with gains and losses arising from changes in fair value included in other comprehensive income until ultimate sale.

Mineral Properties

The Company currently has two properties in its portfolio, the Mel property and the Barb property.  Mr. Leo King, P. Geo, consultant, and qualified person under the meaning of National Instrument NI43-101, reviewed and approved the technical information relating to these two properties in the Mineral Properties section of this Management’s Discussion and Analysis.  These properties were owned and previously disclosed, by IBX, one of the predecessor companies from the Arrangements, and currently do not have a carrying value on the Company’s consolidated financial statements.  The Company is currently re-evaluating the strategy on these two properties which are situated near Watson Lake in southeast Yukon, an area that has recently been the focus of considerable exploration interest.

Island Copper Property, British Columbia

On May 12, 2008 the Company announced that it entered into a binding Letter of Intent with Western Copper Corporation (“Western Copper”) to further explore and develop the Island Copper Property in which the Company has the right to acquire up to a 70% interest.  The Island Copper Property, which includes the Hushamu porphyry style copper-molybdenum-gold deposit is located on northern Vancouver Island, B.C., approximately 25 kilometres southwest of Port Hardy, B.C.

The Company agreed to expend a minimum of $1.9 million (incurred) by August 15, 2009 of a three year option period. The terms of the agreement provided that over the next two years ending August 15, 2011, the Company had an option to spend an additional $13.1 million on drilling, metallurgical, and engineering studies in the completion of a pre-feasibility report on the Hushamu deposit.  The expenditures total of $15 million and the completion of a pre-feasibility report would earn the Company a 49% interest in the project (Option 1) by August 15, 2011. The Company could have earned an additional 16% by funding a subsequent feasibility study by August 15, 2012 (Option 2) and an additional 5% could have been earned upon completion of mine permitting (Option 3) for a total interest of 70% with Western Copper retaining a 30% participating interest in the joint venture.

The Island Copper Property, owned 100% by Western Copper, consists of 216 mineral claims (approximately 42,669 hectares) located in a known copper-porphyry mining camp and surrounds the formerly producing Island Copper Mine of BHP-Utah.  During Island Copper’s operation from 1971 to 1995, the mine produced 345 million tonnes of ore with average metal grades of 0.41% Cu, 0.017% Mo and 0.19 g/t Au.

Kobex Minerals Inc. - Management Discussions and Analysis	Year Ended December 31, 2010

The Company announced on September 30, 2008 that it had informed Western Copper of its intention to proceed with its option agreement on the Island Copper Property.  The Company then completed an "order of magnitude" engineering study based on the known resources in the Hushamu deposit in order to evaluate the project's economic potential and assist in directing further work.  The Company completed the evaluation of the results of this study, and on July 2, 2010, the Company announced that it had terminated its option agreement with Western Copper in accordance with the terms of that agreement.

Mel Property, Yukon

The Company has an undivided 100% interest in the Mel Property situated in the Watson Lake Mining District, Yukon Territory.  The Company has agreed to pay a royalty of 1% of any Net Smelter Returns from the property to Breakwater Resources Ltd.  The Mel Property currently consists of 257 mineral claims.

The Mel Property is located within an area of Cordilleran geology believed to host the bulk of future zinc potential in western Canada.  Cambrian to Ordovician marine sediments with same age volcanics host zinc-lead deposits in carbonate, chert and barite.  Broadly folded units of carbonates and clastic sediments form a north-south trending overturned syncline.  This synclinal structure has been cut by a number of north and northeast-trending faults.

Four sediment-hosted, zinc-rich zones have been identified on the Mel Property; the Main Mel, Jeri, Jeri North and Mel East Zones.  Mineralization on the Main Mel Zone and the showings on the south end of the Jeri and Mel East Zones occurs within stratigraphic zone resting upon a cryptograined limestone unit overlain by a distinctive argillite unit.  The argillite unit grades upwards into wavy banded argillaceous limestone.  Mineralization at the Main Mel Zone consists of coarse-grained sphalerite and galena disseminated throughout a mixture of mudstone, silica carbonate and coarse crystalline barite.  Minor amounts of fine grained, sparsely disseminated pyrite occur locally.  As previously disclosed by IBX, the Main Mel Zone was the focus of a 48 hole program that resulted in an indicated mineral resource of 6.78 million tonnes of 7.1% zinc, 2.03% lead and 54.69% barite.  The Main Mel Zone is open down dip with potential to host a larger zinc-lead resource.

At the Jeri North Zone, the same stratigraphic interval hosting the Main Mel Zone contains zinc mineralization in a massive chert overlain by a volcanic flow and volcaniclastic sequence.  Significant mineralization has also been intersected in several holes drilled on the Jeri Zone.  Strong alteration of the footwall carbonate to zinc-bearing hydrothermal dolomite and silicified dolomite has been exposed along the middle syncline fold limb for several kilometres.  Sampling on the Jeri Zone has yielded up to 16% zinc over 5 metres.  Similar style zinc mineralization has been found at the Mel East Zone.

Several geophysical targets on the Jeri Zone and anomalous lead-zinc soil geochemistry and associated geophysical anomalies on the Mel East Zone warrant drill testing.

Barb Property, Yukon

The Barb property is located in the Watson Lake Mining District in Southeast Yukon, approximately 100 kilometres north of the town of Watson Lake. The wholly-owned property consists of 21 mineral claims. (the property previously consisted of 31 claims of which 10 of those claims were allowed to lapse).

The property is underlain by Devonian/Mississippian phyllitic rocks that form the western limb of a north-northwest trending syncline.  The phyllitic rocks form two conformable units; a dark green to black phyllite overlies a light grey, fine-grained unit.  An extensive quartz-sericite schist unit, locally sulphide-bearing and of possible volcanic origin, occurs within phyllitic rocks at the Money Zone.

Historic work on the property includes 4 diamond drill holes , geochemical and geophysical surveys.  Base mineralization at the Money Zone has been identified on the property.  A preliminary drill test of the Money Zone consisting of 4 holes was completed in 1991 with one hole intersecting 0.5 meters assaying 5.87% zinc and 1.82% lead.

In September 1998, an airborne electromagnetic and magnetic geophysical survey was flown over the property.  Several anomalous features considered to represent moderate to high priority targets were outlined as a result of the survey.  A high priority geophysical target is located immediately to the west and parallel to the Money zone and is co-incident with an IP anomaly previously identified but not drill tested.
The geological setting within the property is highly prospective for hosting large, massive sulphide deposits.  A drill program to test the high priority geophysical target is warranted.

Kobex Minerals Inc. - Management Discussions and Analysis	Year Ended December 31, 2010

Selected Quaterly Financial Information and Fourth Quarter Discussion

The following selected consolidated financial information is derived from the unaudited interim consolidated financial statements of the Company.  The information has been prepared in accordance with Canadian GAAP.

	2010				2009
	Dec. 31 $	Sep. 30 $	Jun. 30 $	Mar. 31 $	Dec. 31 $	Sep. 30 $	Jun. 30 $	Mar. 31 $
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	1,566,965	674,734	766,600	730,069	1,130,670	1,295,639	457,029	280,575
Net Loss per Common Share – Basic and Diluted	0.03	0.01	0.02	0.02	0.04	0.05	0.01	0.01

For the three months ended December 31, 2010, the Company reported a consolidated loss of $1,566,965 ($0.03 per share), an increase of $436,295 from the loss of $1,130,670 ($0.04 per share) for the three months ended December 31, 2009.  The increase is a result of the following items:

(i)	Exploration expense increased by $155,991 in the 2010 period mainly as a result of the Company recording $308,172 in income tax credit recovery in 2009.

(ii)
Stock-based compensation was $699,923 in 2010 compared to $614,999 in 2009 as a result of the company granting 745,000 (2009 – 2,270,000) options to employees and consultants in the current period. Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate.

(iii)
Net cash general and administrative expenses (total expenses less general exploration, mergers and acquisition, and stock based compensation) for 2010 period was $501,485 or $387,669 lower as compared to the prior year.  The decrease can be attributed largely to the transitional related costs incurred after the Arrangements in 2009.

(iv)
Interest income for the three month period ended December 31, 2010 was $100,334 compared to $127,993 for the 2009 period.  The decrease is a direct result of lower interest rates earned on the Company’s cash balances.

(v)
The Company recorded a termination benefits expense of $500,000 in the fourth quarter of 2009 as it related to the termination of its management services contract with Grosso Group Management Ltd. (“Grosso Group”) on November 30, 2009.  No such expenses were incurred in 2010.

(vi)	The Company also recorded a gain of $163,292 in the 2009 period on disposition of one its held-for-trading investments. There were no such dispositions in the current year’s period.

(vii)
The Company currently classifies its investment in common shares of Blue Sky as available-for-sale with gains and losses arising from changes in fair value included in other comprehensive income until ultimate sale.  As at December 31, 2010, the quoted market value of the shares was $2,083,333.  As a result of the future income tax liability arising on the unrealized loss on marketable securities, the Company has recorded a future income tax loss of $364,583 ($526,697 recovery in 2009) with a corresponding increase to accumulated other comprehensive income.

Kobex Minerals Inc. - Management Discussions and Analysis	Year Ended December 31, 2010

Selected Annual Financial Information

The following selected consolidated financial information is derived from the audited consolidated financial statements and notes thereto.  The information has been prepared in accordance with Canadian GAAP.

	Years Ended December 31
	2010 $	2009 $	2008 $
Total Assets	41,094,576	46,259,721	22,684,599
Long Term Financial Liabilities	-	-	711,500
Interest income	337,872	393,863	863,416
General and Administrative Expenses	(3,195,953)	(2,972,721)	(1,848,060)
Exploration	(400,751)	(165,100)	(1,930,325)
Net Income (Loss)	(3,738,368)	(3,163,913)	(4,301,910)
Net Income (Loss) per Common Share Basic and Diluted	(0.08)	(0.11)	(0.20)

Summary of Financial Results

For the year ended December 31, 2010, the Company reported a consolidated loss of $3,738,368 ($0.08 per share), an increase of $574,455 from the loss of $3,163,913 ($0.11 per share) for the year ended December 31, 2009.  The increase in the loss in 2010, compared to 2009, can be attributed to a $458,883 increase in operating expenses, a $775,708 decrease in other expense items and a $891,280 decrease in income tax recovery.

Results of Operations

The Company’s operating expenses for the year ended December 31, 2010 were $3,596,704, an increase of $458,883 from $3,137,821 in 2009 as a result of the following:

(i)
Exploration expenditures increased by $235,651 in 2010 as much of this increase related to a $308,172 income tax credit recovery recorded in 2009.  Otherwise, general exploration expense levels were slightly lower but comparable year over year.

(ii)	Merger and acquisition costs were $Nil in 2010 compared to $401,928 in 2009 as these were direct costs relating to the completed Arrangements with KBX and IBX on September 30, 2009.

(iii)
Net cash general and administrative expenses (total expenses less general exploration, mergers and acquisition, and stock-based compensation) for 2010 were relatively stable as compared to the prior year.  Overall, the Company incurred $2,078,961, or $123,167 higher than in 2009.  The increases in individual categories such as consulting and salaries and benefits were generally offset by decreases in professional fees and management fees charged due to difference in compensation arrangements between the Company and management before and after the Arrangements.  Higher salaries and wages relate to the fact that there is now dedicated management and staff as opposed to shared staff and management prior to the Arrangements in 2009.  Rent related expenses were $54,408 higher than 2009 as the office was relocated to its existing location.  Office expenses were higher by $87,090 in the current year as this included some transition costs related to the Arrangements and travel expenses were $44,282 lower.  Investor relations expenses were $121,833 lower than 2009 and transfer agent and regulatory expenses were $20,699 lower.

(iv)
Stock-based compensation was $501,993 higher in 2010 compared to in 2009 as a result of the Company granting 745,000 (2009 – 2,270,000) options to employees and consultants in the current year. Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate.

In 2010, the Company recorded interest income of $337,872 compared to $393,863 in 2009 as a result of lower interest rates earned on the Company’s cash balances in 2010. The Company also recorded a gain of $432,454 in 2009 on disposition of one its held-for-trading investments.  There were no such dispositions in the current year.

The Company currently classifies its investment in common share of Blue Sky as available-for-sale with gains and losses arising from changes in fair value included in other comprehensive income until ultimate sale. As at December 31, 2010, the quoted market value of the shares was $2,083,333.  To reflect the future income taxes on the unrealized loss on marketable securities, the Company has recorded a future income tax loss of $364,583 ($526,697 recovery in 2009) with a corresponding increase to accumulated other comprehensive income.

Kobex Minerals Inc. - Management Discussions and Analysis	Year Ended December 31, 2010

This investment was previously accounted for using the equity method and classified as long-term.  In 2009, the Company recorded a dilution loss of $11,357 and an equity loss of $261,471.  With the completion of the Arrangements on September 30, 2009 that resulted in a change in management, the subsequent disposition of the Blue Sky warrants, and the dilution from Blue Sky’s various private placements, the Company’s holdings in Blue Sky was diluted to well under 20% in the fourth quarter of 2009.   The Company estimates that it currently owns approximately 10.5% of Blue Sky’s outstanding common shares.

The Company recorded $1,031,750 in termination benefits in 2009 as it terminated its agreement with the previous President of the Company and a consulting contract on September 30, 2009.  The Company also terminated its management services contract with Grosso Group on November 30, 2009.  No such expenses were incurred in 2010.

The Company recorded a gain of $11,913 in 2009 on the disposition of one of its available-for-sale investments.  No such disposition took place in the current year.  In 2010, the Company wrote off an amount of $28,048 in mineral property interest as it terminated its option Agreement with Western Copper on the Hushamu project in July.

Liquidity and Capital Resources

The Company’s cash position at December 31, 2010 was $38,852,899, a decrease of $2,058,389 from December 31, 2009.  Total assets at December 31, 2010 were $41,094,576, a decrease of $5,165,145 from $46,259,721 at December 31, 2009.  The decrease in assets is the direct result of the decrease in value of its marketable securities and the lower cash balance on hand.

The Company has received $Nil from the exercise of options and warrants in 2010.  Subsequent to December 31, 2010, 90,755 options were exercised for proceeds of $60,586 to the Company.  As at March 9, 2011, the Company had working capital of approximately $38 million.

The Company considers that it has adequate resources to maintain its operations for the next fiscal year.  The funds on hand should also allow the Company to acquire advance stage exploration assets.  The Company will continue to rely on successfully completing additional equity financing to further the acquisition, exploration and development of mineral exploration projects as needed.  There can be no assurance that the Company will be successful in obtaining the required financing.

Except as disclosed, the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future.

The Company currently does not and also does not expect to engage in currency hedging to offset any risk of currency fluctuations.

Operating Cash Flow

Cash outflow from operating activities for the year ended December 31, 2010 was $2,047,356, compared to $3,868,385 for 2009.  The decrease is primarily attributed to the termination payments paid and transition related costs incurred in 2009.

Financing Activities

During the years ended December 31, 2010 and 2009, there were no cash flows from financing activities. Subsequent to December 31, 2010, 114,708 stock options with an exercise price of $1.81 expired without exercise.  In March 2011, 90,755 stock options were exercised at a price ranging from $0.53 to $0.96 for total proceeds of $60,586 to the Company.

Investing Activities

The Company used $11,033 for investing activities in 2010, compared to the generation of cash of $23,329,198 in 2009, which was essentially the net cash inflow arising from the Arrangements with KBX and IBX and the proceeds received from the sale of the Blue Sky warrants in the prior year.

Related Party Transactions

(i)
Prior to the completion of the Arrangements, the Company engaged the Grosso Group to provide services and facilities to the Company.  The Grosso Group is a private company owned partially by the Company previously.  The Company paid a monthly fee that included geological, corporate development, administrative, and management services. After the completion of the Arrangements, the Company has since terminated the Services Contract with the Grosso Group in 2009, paid a termination payment of $500,000, and no longer retains any interest in the Grosso Group.  The Company paid $Nil in 2010 under the above arrangement (2009 - $521,122: 2008 - $619,807).

Kobex Minerals Inc. - Management Discussions and Analysis	Year Ended December 31, 2010

(ii)
During the year ended December 31, 2010, the Company paid $Nil (2009 - $520,486; 2008 - $310,558) to companies controlled by directors and officers of the Company, for accounting, management and consulting services provided.

(iii)
During the year ended December 31, 2010, management services fees of $14,400 (2009 - $Nil; 2008 - $Nil) were charged to a company related by common directors. As of December 31, 2010, $1,359 is owed to the Company as a result of management service provided to related corporation.

(iv)	In 2009, the Company terminated an agreement with its previous president and paid $1,211,500 related to bonus and termination benefits. No such payment was made in 2010 or 2008.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Contractual Commitments

The Company has entered into a lease agreement for office premises whereby the Company’s minimum rental obligations, which expires on January 30, 2013, are as follows:

2011	$223,297
2012	223,297
2013	18,608
$465,202

On November 26, 2010 the Company entered into an agreement to sublease a portion of its office premises for a term commencing on December 1, 2010 and expiring January 30, 2013 for $5,500 per month. In addition, the subtenant is responsible for its proportionate share of real estate taxes, operating costs and utilities.

Further details of the Company’s option payments and expenditure commitments are disclosed in Note 6 to the Company’s December 31, 2010 audited consolidated financial statements.

Critical Accounting Estimates and Recent Accounting Pronouncements

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Significant areas requiring the use of management estimates relate to the determination of the fair value of stock based compensation, other than temporary impairments for investments, environmental obligations and impairment of mineral properties and deferred costs.  Actual results may differ from these estimates.

Reference should be made to the Company’s significant accounting policies contained in Note 3 of the Company's consolidated financial statements for the years ended December 31, 2010, 2009 and 2008.  These accounting policies can have a significant impact of the financial performance and financial position of the Company.

Stock-Based Compensation

The Company records all stock-based compensation for options using the fair value method. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is credited to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

Mineral Properties

Exploration expenditures are charged to earnings as they are incurred until a property reaches the development stage. All direct costs related to the acquisition of resource property interests are capitalized. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

Kobex Minerals Inc. - Management Discussions and Analysis	Year Ended December 31, 2010

Management of the Company periodically reviews the recoverability of the capitalized mineral properties.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants.  When it is determined that a project or property will be abandoned, then the costs are written-off, or if its carrying value has been impaired, then it is written down to fair value.

The Company accounts for foreign value added taxes paid as expenses when incurred.  The recovery of these taxes may commence on the beginning of foreign commercial operations.  Should these amounts be recovered they would be treated as a recovery of exploration expenses at that time.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Recent Accounting Pronouncements

The CICA issued three new accounting standards in January 2009 which take effect January 1, 2011: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling interests.

Section 1582 replaces section 1581 and establishes standards for the accounting of a business combination. It provides the Canadian equivalent to International Financial Reporting Standards (“IFRS”) 3, Business Combinations. Section 1582 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

Section 1602 establishes standards for accounting of a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination, and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

The Company does not anticipate that the adoption of these standards will materially impact its financial results.

International Financial Reporting Standards

Effective January 1, 2011, the accounting framework under which financial statements are prepared in Canada for publicly accountable enterprises is scheduled to change to International Financial Reporting Standards (“IFRS”).  Accordingly, the Company will transition from current Canadian GAAP reporting and commence reporting under IFRS effective the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS from Canadian GAAP will affect the Company’s reported financial position and results of operations and will affect the Company’s accounting policies, internal control over financial reporting and disclosure controls and procedures.

The Company’s conversion plan consists of several stages including planning, assessment, design and implementation. The Company retained the services of PricewaterhouseCoopers at the beginning of the process to provide technical and process management assistance for this project.

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The planning stage has been completed and included identifying and mobilizing the necessary resources, both internal and external, to execute the plan, establishing a conversion timeline and conducting a high level analysis of the differences between Canadian GAAP and IFRS that may be significant to the Company’s reported financial position and results of operations.

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The assessment stage includes conducting a detailed assessment of the effect of the transition to IFRS on financial reporting, systems and business activities. This assessment, with the assistance of external advisors, has been completed.  Also as part of the assessment stage, the Company assessed the available elections under IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) to determine the effect of each election on the Company, and the IFRS accounting policies where options exist.

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The Company has commenced the design stage which includes quantifying the effects of the anticipated changes to the financial reporting on the Company’s IFRS opening balance sheet and identifying business processes and resources that may require modification as a result of these changes. Based on the advancement of the Company’s conversion plan to date, the transition to IFRS is not expected to significantly affect the Company’s risk management, existing information technology and data systems, or other business activities.

Kobex Minerals Inc. - Management Discussions and Analysis	Year Ended December 31, 2010

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The implementation stage is proceeding concurrently and includes preparing draft IFRS compliant financial statements and making appropriate changes to business, reporting and system processes and training to support preparation and maintenance of IFRS compliant financial data for the IFRS opening balance sheet at January 1, 2010 and going forward.  Based on the advancement of the Company’s conversion plan to date, the transition to IFRS is not expected to significantly affect the Company’s risk management, existing information technology and data systems, or other business activities.

The Company believes the plan is sufficiently advanced and adequate resources are in place to ensure an efficient and effective transition to IFRS reporting by the first IFRS reporting date.  The Company will continue to invest in training and resources to ensure a timely and effective conversion.

The Company is near completion of its assessment of IFRS requirements for the Company, and to date has identified the areas noted below as those expected to have the most significant effect on the financial statements or accounting method.

First-time adoption

Adoption of IFRS requires the application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The following are the optional exemptions available under IFRS 1 that the Company expects to elect on transition to IFRS.

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Business Combinations – Under IFRS 1, an entity has the option to retroactively apply IFRS 3 to all business combinations or may elect to apply the standard prospectively only to those business combinations that occur after the date of transition.  The Company expects to elect this exemption under IFRS 1, which removes the requirement to retrospectively restate all business combinations prior to the date of transition to IFRS.

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Share-based payments – IFRS 1 permits the Company to apply IFRS 2 Share-based payments only to awards granted on or after the transition date. The Company is also required to apply IFRS 2 to equity instruments that were granted after November 7, 2002 that vest after the date of transition to IFRS. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the estimated lives of the respective tranches. Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods. The Company is completing the assessment of its unvested equity instruments.

Mineral Properties

Based on current IFRS guidance, current accounting policies for exploration costs will not be impacted by the conversion to IFRS.  Exploration expenditures will continue to be charged to earnings as they are incurred until a property reaches the development stage. All direct costs related to the acquisition of resource property interests will continue to be capitalized. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, will continue to be capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

Income Taxes

There are a number of potential differences in the calculation of deferred income taxes under IFRS compared with Canadian GAAP. The Company is currently quantifying the potential differences under IFRS.

Financial Instruments

The Company's financial instruments as at December 31, 2010 consist of cash, marketable securities, amounts receivable and accounts payable and accrued liabilities.

Risk Factors

The Company’s operations and results are subject to a number of different risks at any given time.  These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks.  Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess.

Kobex Minerals Inc. - Management Discussions and Analysis	Year Ended December 31, 2010

Title Risk: Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Price Risk: The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s properties have exposure to zinc, lead, and silver. The prices of these metals may greatly affect the value of the Company and the potential value of its property and investments.

Financial Markets: The Company is dependent on the equity markets as its sole source of operating working capital and the Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for the investor support of its projects.

Political Risk:  Exploration is presently carried out in Canada and is currently being reviewed worldwide.  This exposes the Company to risks that may not otherwise be experienced if all operations were domestic.  Political risks may adversely affect the Company’s potential projects and operations. Real and perceived political risk in some countries may also affect the Company’s ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Credit Risk:  Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalents and other receivables. The Company’s limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions.

Liquidity Risk: Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, stock price and exploration results. The Company’s cash is primarily invested in bank accounts and Government Investment Certificates (GIC’s) which are cashable on demand. The Company expects that its cash on hand at December 31, 2010 provides the sufficient financial resources to carry out its operations through the next 12 months and also allow the Company to pursue acquisition opportunities.

Interest Risk: The Company’s bank accounts earn interest income at variable rates. The fair value of its cash equivalents is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to short-term rates.

Currency Risk:  Business is transacted by the Company in a number of currencies.  Fluctuations in exchange rates may have a significant effect on the cash flows of the Company.  Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction.

Environmental Risk:  The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates.  Present or future laws and regulations, however, may affect the Company’s operations.  Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines.  Programs may also be delayed or prohibited in some areas.  Although minimal at this time, site restoration costs are a component of exploration expenses.

Disclosure Control and Procedures

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related consolidated financial statements was properly recorded, processed, summarized and reported to the Company’s Board of Directors and Audit Committee. The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated and assessed the design and the operating effectiveness of the Company’s disclosure controls and procedures and have concluded that the design of these disclosure controls and procedures are effective for the year ended December 31, 2010.

It should be noted that, while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Kobex Minerals Inc. - Management Discussions and Analysis	Year Ended December 31, 2010

Internal Controls Over Financial Reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (“ICFR”) to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with GAAP.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual consolidated financial statements.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

The Company’s management, (with the participation of Mr. Hills, the Company’s CEO, and Mr. Yik, the Company’s CFO) conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010.  This evaluation was based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on its assessment, management has concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective and management’s assessment did not identify any material weaknesses.

During the year ended December 31, 2010, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Investor Relations

The Company maintains a website at www.kobexminerals.com, and has not entered into any agreements with any investor relations firms.

Share Data Information

The Company’s authorized share capital is an unlimited number of common shares without par value and 100,000,000 preferred shares without par value.  As at December 31, 2010, there were 45,967,077 outstanding common shares and 4,016,829 stock options outstanding, of which 3,267,729 are exercisable, with an exercise prices ranging from $0.53 to $25.09 per share.

As of March 9, 2011, there were 46,057,832 common shares and 3,811,366 stock options outstanding.

Kobex Minerals Inc. - Management Discussions and Analysis	Year Ended December 31, 2010